Exhibit 99.1

Indonesia Energy Corporation Limited

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 16, 2021

To the Shareholders of Indonesia Energy Corporation Limited:

Notice is hereby given that the 2021 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Indonesia Energy Corporation Limited (the “Company”) will be held on December 16, 2021 at 9:00 a.m. Jakarta time (or December 15, at 9:00 p.m. Eastern time), at the Company’s principal executive offices located at GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780, Indonesia. You will be able to attend, vote your shares, and submit questions during the Annual Meeting via a telephone conference with a dial-in number at +1 (213) 221-3313. The Annual Meeting is being called to consider the following matters:

1.	To elect our existing directors for one year terms concluding at the 2022 Annual Meeting of Shareholders or until each successor is duly elected and qualified.

2.	To ratify the selection by our audit committee of Marcum Bernstein & Pinchuk LLP (“MarcumBP”) to serve as our independent registered public accounting firm for the year ending December 31, 2021; and

3.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on November 15, 2021 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about November 22, 2021.

All shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly or do so via Internet or email as instructed in this Proxy Statement. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available, free of charge, online at the following internet address: https://www.irdirect.net/INDO/sec_filings.

By Order of the Board of Directors,

/s/ Dr. Wirawan Jusuf
Title:	Chairman & Chief Executive Officer
Dated:	November 22, 2021

IMPORTANT

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder of Ordinary Shares of our Company, you may vote by ballot at the Annual Meeting, and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares. You can vote your shares by completing and returning your proxy card, or submit your proxy by telephone, fax, or over the Internet (if those options are available to you) in accordance with the instructions on the enclosed proxy card or voting instruction card.

INDONESIA ENERGY CORPORATION LIMITED

INDONESIA ENERGY CORPORATION LIMITED

GIESMART PLAZA 7th Floor,

Jl. Raya Pasar Minggu No. 17A, Pancoran

Jakarta 12780, Indonesia

Tel: (+62) 21-576 8888

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Indonesia Energy Corporation Limited (the “Company,” “Indonesia Energy” “we,” “us,” or “our”) for the 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s principal executive office, at GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780, Indonesia, on December 16, 2021 at 9:00 a.m. local Jakarta time (or December 15 at 9:00 p.m. Eastern Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the ordinary shares of our Company (the “Ordinary Shares”) represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer LLC, 18 Lafayette Place, Woodmere, NY 11598, facsimile: 646-536-3179, Attn: Proxy Services. If you hold your Ordinary Shares in street name, you should contact your broker about revoking your proxy.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

VOTING SECURITIES

Only holders of our Ordinary Shares of record at the close of business on November 15, 2020 (the “Record Date”) are entitled to vote at the Annual Meeting. On the Record Date, the Company had 7,442,955 Ordinary Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each common share is entitled to one vote upon all matters to be acted upon at the Annual Meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. The presence of one or more shareholders entitled to vote and present in person or by proxy representing not less than one third of the total issued voting Ordinary Shares of the Company throughout the Annual Meeting shall constitute a quorum.

Election of directors must be approved by the affirmative vote of a simple majority of the votes of the Ordinary Shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to approve the selection of MarcumBP to serve as our independent registered public accounting firm for the year ending December 31, 2021. A “majority vote” means that a proposal passes if it receives a majority of the votes cast by, or on behalf of, the shareholders entitled to vote and present at the Annual Meeting.

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An ordinary resolution to be passed at an Annual Meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by, or on behalf of, the shareholders entitled to vote at an Annual Meeting, while a special resolution requires the affirmative vote of a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy of which notice specifying the intention to propose the resolution as a special resolution has been duly given (the “Ordinary Resolution”). A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Only Ordinary Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Ordinary Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Ordinary Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

The Annual Meeting will be postponed if a quorum is not present at the Annual Meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A broker non-vote occurs when a broker or nominee holding Ordinary Shares for a beneficial owner signs and returns a proxy but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present, the Annual Meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors (unless the Annual Meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for more than seven days, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s Ordinary Shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as filed with the Securities and Exchange Commission are being sent to all shareholders along with this proxy statement. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to the Company at its main office in Jakarta. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov.

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VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the Annual Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. You also may vote online at http://www.vstocktransfer.com/proxy. You may also mark, sign and date your proxy card and send it via email to vote@vstocktransfer.com. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local Jakarta time on December 15, 2021 to be counted.

If your Ordinary Shares are registered in your name, you are a shareholder of record with respect to those Ordinary Shares. On the other hand, if your Ordinary Shares are registered in the name of your broker or bank, your Ordinary Shares are held in street name and you are considered the “beneficial owner” of the Ordinary Shares. As the beneficial owner of those Ordinary Shares, you have the right to direct your broker or bank how to vote your Ordinary Shares, and you will receive separate instructions from your broker or bank describing how to vote your Ordinary Shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.	You may send in another proxy with a later date.

2.	You may notify us in writing (or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the Annual Meeting that you are revoking your proxy.

3.	You may vote in person at the Annual Meeting.

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PROPOSAL 1

ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board has recommended that the Board nominate and the Board has nominated Dr. Wirawan Jusuf, Mirza F. Said, James J. Huang, Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Michael L. Peterson, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Name	Age	Position
Dr. Wirawan Jusuf	36	Chairman, Chief Executive Officer and Director
Mirza F. Said	56	Chief Business Development Officer and Director
James J. Huang	34	Chief Investment Officer and Director
Mochtar Hussein	63	Independent Director
Benny Dharmawan (1)	38	Independent Director
Tamba P. Hutapea (2)	63	Independent Director
Michael .L Peterson (3)(4)	59	Independent Director

(1)	Chair of the Compensation Committee.

(2)	Chair of the Nominating and Corporate Governance Committee.

(3)	Chair of the Audit Committee.

(4)	Audit Committee Financial Expert.

The following pages set forth the names of director nominees, their respective principal occupations, positions with the Company, and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Dr. Wirawan Jusuf, is a co-founder, Chief Executive Officer and Chairman of the board of directors of our company, and has served as the Chief Executive Officer of our subsidiary WJ Energy since 2014. Since 2015, Dr. Jusuf has also served as a co-founder and Commissioner of Pt. Asiabeef Biofarm Indonesia, a fully integrated and sustainable cattle business company in Indonesia. Dr. Jusuf also serves as the Director of Maderic Holding Limited, a private investment firm and our majority shareholder, which he founded in 2014. Dr. Jusuf began his professional career when he co-founded and served as the Director of Pt. Wican Indonesia Energi, an oil and gas services company, from 2012 to 2014. Dr. Jusuf earned his Master’s in Public Health at the Gajah Mada University-Jogjakarta in Central Java, Indonesia, and his medical degree at the University of Tarumanegara in Jakarta, Indonesia beforehand. The Board of Directors determined that Dr. Jusuf should continue serving as a Director of our company due to his strong qualifications in business development, government relations and strategic planning.

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Mirza F. Said, has served as Chief Business Development Officer and a Director of our company since 2018 and has served as Chief Executive Officer of our subsidiary Pt. Green World Nusantara since 2014. From 2012 to 2014, Mr. Said had served as President Director and Commissioner of Pt. Humpuss Patragas, Pt. Humpuss Trading and Pt. Humpuss Wajo Energi simultaneously. All of these companies are the subsidiaries of PT. Humpuss, an Indonesian holding company focusing on energy business, including in upstream, transportation and refining activities. From 2010 to 2012, Mr. Said acted as the Senior Business Development & External Relations Manager for Pacific Oil & Gas. From 2007 to 2010, Mr. Said Co-Founded Pt. Corpora Hydrocarbon Asian, a private oil and gas investment company, and served as that organization’s Operational Specialist. Prior to serving as Chief Operating Officer of Pt. Indelberg Indonesia from 2006 to 2007, Mr. Said served as the Corporate Operations Controller for Akar Golindo Group from 2004 to 2006. From 2001 to 2004, Mr. Said was the Project Cost Controller & Analyst for the Kangean Asset for BP Indonesia, during which time, as a result of his achievements he was awarded the “Spot Recognition Award of Significant Contribution in Managing & Placing”. From 1997 to 1999, he served as Operations Manager for JOB Pertamina Western Madura Pty Ltd., a joint operation company between Citiview Corporation Ltd (an Australian based oil and gas company) and Pertamina (the Indonesian state owned oil and gas company) that operated a block in Madura, East Java. Mr. Said began his professional career as Senior Drilling Engineer with Pt. Humpuss Patragas, an Indonesian private oil and gas company a subsidiary of PT. Humpuss, which operated Cepu Block, East Java from 1991 to 1997 (he would later return to that organization in 2012 and serve in two senior executive positions concurrently). Mr. Said earned his Master of Engineering Management at the Curtin University of Technology in Perth, Australia, and had completed his Bachelor’s degree in Engineering at the Chemical Engineering Institute Technology of Indonesia. Mr. Said holds professional memberships with the Indonesian Petroleum Association (IPA) and Society of Indonesian Petroleum Engineers (IATMI) and is fluent in English and Indonesian. The Board of Directors determined that Mr. Said should continue serving as a Director of our company as a result of his education and professional experiences, including achievements and expertise within the energy and infrastructure sector.

James Huang is co-founder and has served as Chief Investment Officer and Director of our company since inception, and has served as the Chief Investment Officer of our subsidiary WJ Energy since 2014. Mr. Huang co-founded and has served as Director of Asiabeef Group Limited, a fully integrated and sustainable cattle business company and holding company of Pt. Asiabeef Biofarm Indonesia, since 2015. Mr. Huang founded and is a Director at Pt. HFI International Consulting, an Indonesian based business consulting company, since 2014. Mr. Huang was previously the Director of Pt. Biofarm Plantation, a cattle trading company, from 2013 until 2015. From 2010 to 2013, Mr. Huang founded and served as a Director at HFI Ind. Imp. e Exp. Ltd., an information technology company providing integrated security and surveillance solutions in Brazil. Mr. Huang began his professional career in 2008 as an intern practicing corporate law and tax consulting with Barbosa, Müssnich & Aragão in São Paulo, Brazil. Mr. Huang holds the Chartered Financial Analyst® (CFA) designation and maintains an Attorney at Law professional license from the Brazilian Bar Association (OAB/SP). Mr. Huang earned his Bachelor’s degree in law at the Escola de Direito de São Paulo in Brazil at Fundação Getúlio Vargas and previously participated at a Double Degree Business Management Program at the Escola de Administração de Empresas de São Paulo also at Fundação Getúlio Vargas. The Board of Directors determined that Mr. Huang should continue serving as a Director of our company due to his expertise in finance, legal matters, business management and strategic planning.

Mochtar Hussein has served as a Director of our company since October 2018. From 2013 to 2018, Mr. Hussein acted as Inspector General of Inspectorate General of the Ministry of Energy and Mineral Resources of the Republic of Indonesia. From 2014 to 2018, Mr. Hussein also served as Commissioner of Pt. Timah (Persero) Tbk, an Indonesian state owned enterprise engaged in tin mining and listed on the Indonesia Stock Exchange. In 2012, Mr. Hussein served as Director of Indonesian Government Institution Supervision of Public Welfare and Defence & Security, and from 2009 to 2012, he served as the Head of the Representative Office of the Indonesian State Finance & Development Surveillance Committee (known as BPKP) in Central Java Province. From 2005 to 2009, he served as Director of Fiscal and Investment Supervision in the BPKP, and during 2004, he served as the Head of the Representative Office of BPKP in Lampung Province. From 2000 to 2004, Mr. Hussein served as Head of Indonesian State & Regionally Owned Enterprises Supervision in Jakarta. From 1997 to 2000, Mr. Hussein concurrently served as Head of Indonesian State & Regionally Owned Enterprises Supervision in East Nusa Tenggara Province and the Section Head of Fuel & Non-Fuel Distribution Supervision. Mr. Hussein began his professional career in 1993 as Section Head of Services, Trading & Financial Institution Supervision in Bengkulu Province and served in a range of senior positions with the BPKP until 2012. Mr. Hussein holds a Forensic Auditor Certification. He earned his Bachelor’s degree in Economics at the Brawijaya University, Malang in East Java. The Board of Directors determined that Mr. Hussein should continue serving as a Director of our company his expertise in investigative auditing, compliance and corporate governance.

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Benny Dharmawan has served as a Director of our company since October 2018. Since 2006, following his previous international experiences throughout Australia, United Kingdom and the United States, Mr. Dharmawan has served as Director of Pt. Panasia Indo Resources Tbk., a holding company that primarily engages in yarn manufacturing and synthetic fibres but through its subsidiaries, it also engages in the mining sector. In addition, since 2015, Mr. Dharmawan has served as Controller of Pt. Sinar Tambang Arthalestari, a fully integrated cement producer in Central Java, Indonesia. From 2007 and 2015, Mr. Dharmawan acted in several executive positions (including equity capital markets, regional operations and compliance) with the Macquarie Group, a global provider of banking, advisory, trading, asset management and retail financial services, in New York, London and Sydney, ultimately rising to the level of Associate Vice President. Mr. Dharmawan earned his Graduate Certification in Applied Finance and Investments in Kaplan, Australia, and he completed his Bachelor’s degree in Commerce at the Macquarie University in Australia. Mr. Dharmawan holds the Certified Anti Money Laundering Specialist (CAMS-ACAMS) credential. The Board of Directors determined that Mr. Dharmawan should continue serving as a Director of our company due to his previous international professional accomplishments, particularly his expertise in risk management, compliance, financial markets, business management and strategic and tactical planning.

Tamba P. Hutapea has served as a Director of our company since October 2018. Since 2004, Mr. Hutapea has served in several Head and Directorial roles within Indonesia Investment Coordinating Board (or BKPM). Mr. Hutapea’s experiences within BKPM contribute to his core competency in investment planning and policy, investment licensing, investment compliance and corporate governance. From 2011 to August 2018, Mr. Hutapea served as the BKPM’s Deputy Chairman of Investment Planning. Previously, Mr. Hutapea acted as the Director of Investment Planning for Agriculture and Other Natural Resources from 2010 to 2011. Prior that role, he was the Director of Investment Deregulation from 2007 to 2010. From 2006 to 2007, Mr. Hutapea served as the Head of Bureau of Planning and Information. Between 2005 and 2006, he acted as the Director of Region III (Sulawesi, DI Jogyakarta & Central Java). From 2004 to 2005, Mr. Hutapea was the Director of Investment Facility Services. Mr. Hutapea earned his Master of City Planning at the University of Pennsylvania his Bachelor’s degree in Agronomy at the Bogor Agricultural University in Bogor, West Java. The Board of Directors determined that Mr. Hutapea should continue serving as a Director of our company because of his enriched previous professional accomplishments within multiple senior investment management roles within BKPM, as well as his enhanced knowledge and skills in investment planning and management.

Michael L. Peterson has been serving as a Director of our company since January 2021. From 2011 to 2018, Mr. Peterson served in several executive officer positions at Pedevco Corp. (NYSE American: PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the United States. These positions included as Chief Executive Officer, President, Chief Financial Officer and Executive Vice President. Since August 2016, Mr. Peterson has served as an independent director on the board of TrxAde Group, Inc. (NASDAQ: MEDS), a web-based pharmaceutical market platform headquartered in Florida. From 2006 and 2012, he served in several executive positions at Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company. These positions included as Interim President, Director and Executive Vice President. From December 2008 to July 2012, Mr. Peterson also served as Chairman and Chief Executive Officer of Nevo Energy, Inc. (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President with the responsibility for a team of professionals that advised and managed over $7 billion in assets. Following Mr. Peterson’s retirement from Pedevco in 2018, he served as the President of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan. Mr. Peterson received his Master degree of Business Administration at the Marriott School of Management and a Bachelor’s degree in statistics/computer science from Brigham Young University. The Board of Directors determined that Mr. Peterson should continue serving as a Director of our company his experience in managing, operating and growing both public and private companies, especially those active in the energy industry.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

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THE BOARD AND BOARD COMMITTEES

During the 2021 fiscal year, the Board met via teleconference for a total of 3 times. All of the directors of the Board at the time attended 100% of the aggregate of meetings of the Board and meetings of any committee which such director is a member, except that one director did not attend one of the three board meetings held. Each director nominated above is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of seven directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors may be appointed by Ordinary Resolution or by the directors and shall retire at the next annual general meeting after such appointment. At each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or removal pursuant to our memorandum and articles of association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders.

There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NYSE American rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NYSE American independence standards. Based on this review, the Board determined that each of Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Michael L. Peterson are “independent” within the meaning of the NYSE American rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee is comprised of Michael L. Peterson, Benny Dharmawan and Mochtar Hussein, with Mr. Peterson serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NYSE American rules. In addition, our board has determined that Mr. Peterson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NYSE American rules.

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REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed MarcumBP, an independent registered public accounting firm, as the Company’s independent auditors for the 2020 fiscal year. During 2020, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Michael L. Peterson
/s/ Benny Dharmawan
/s/ Mochtar Hussein

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Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee is comprised of Tamba P. Hutapea, Benny Dharmawan and Mochtar Hussein, with Mr. Dharmawan serving as chair of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee is comprised of Michael L. Peterson, Tamba P. Hutapea and Benny Dharmawan, with Ms. Hutapea serving as chair of the Nominating Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Nominating and Corporate Governance Committee a candidate for election to the Board should send their letters to: c/o GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board members are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances make the Board member’s attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

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Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold Ordinary Shares as a qualification to office.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us for the years ended December 31, 2020 and December 31, 2019.

Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(2)	Total ($)
Dr. Wirawan Jusuf	2020	297,000	-	-	21,069	-	-	-	318,069
Chief Executive Officer	2019	176,100	-	-	21,069	-	-		197,169

Frank C. Ingriselli	2020	150,000	-	-	155,885	-	-	-	305,885
President	2019	62,500	-	-	155,885	-	-	-	218,385

Gregory L. Overholtzer	2020	80,000	-	-	-	-	-	-	80,000
Chief Financial Officer	2019	33,333	-	-	-	-	-	-	33,333

Mirza F. Said	2020	204,000	-	-	24,843	-	-	-	228,845
Chief Business Development Officer	2019	137,243		-	24,843	-	-		162,086

Chia Hsin “Charlie” Wu	2020	204,000	-	-	24,843	-	-	-	228,845
Chief Operating Officer	2019	68,750	-	-	24,843	-	-	-	93,593

James J. Huang	2020	240,000	-	-	24,843	-	-	-	264,843
Chief Investment Officer	2019	144,879	-	-	24,843	-	-	-	169,722

(1) The options and bonus were granted pursuant to agreement between the executives and our company. The values of the option awards represent grant-date fair values without regard to forfeitures.

(2) All other compensation refers to income tax withholding under Indonesian law. Salaries in Indonesia are negotiated on a “take home pay” basis. Therefore, we pay the income withholding tax on behalf of the employee, which is legally considered part of the employee’s compensation.

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Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board.

Outstanding Equity Awards at 2020 Year-End

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2020.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price ($)	Option Expiration date
Dr. Wirawan Jusuf Chief Executive Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2024

Frank C. Ingriselli President	December 19, 2019	December 19, 2019	18,750	18,750	$11.00	December 19, 2029

Gregory L. Overholtzer Chief Financial Officer	-	-	-	-	-	-

Chia Hsin “Charlie” Wu Chief Operating Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

James J. Huang Chief Investment Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

Mirza F. Said Chief Business Development Officer	December 19, 2019	December 23, 2020	-	150,000	$11.00	December 19, 2029

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We have adopted a 2018 Omnibus Equity Incentive Plan (the “2018 Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, non-qualified share options, incentive share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing, as each type of award is described in the 2018 Plan. Approximately 1,104,546 Ordinary Shares are reserved for issuance under our 2018 Plan. The Company has granted no award under the 2018 Plan yet.

Director Compensation

Each independent director receives annual cash compensation equal to $30,000 per year for such directors’ services to our board of directors. The Chairman of the Board receives an additional $15,000 per year. In addition to the annual cash compensation for serving on our board of directors, each independent director that also serves on a committee of our board of directors receives compensation as follows: each member of the audit committee and compensation committee (not including the chairperson) receives annual cash compensation of $3,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) receives annual cash compensation of $3,000 per year. The chairperson of our Audit Committee receives annual compensation of $27,000 and the chairperson of our Compensation Committee receives annual compensation of $6,000 and the chairperson of our Nominating and Corporate Governance Committee receives annual compensation of $3,000.

Employment Agreements

Wirawan Jusuf Employment Agreement

On February 27, 2019, our board of directors approved an employment agreement with Wirawan Jusuf and we entered into such agreement (which we refer to as the Jusuf Agreement) with Mr. Jusuf effective February 1, 2019, under which he serves as our Chief Executive Officer. We also entered into a share option agreement with Mr. Jusuf effective as of February 1, 2019.

The Jusuf Agreement has an initial one year term beginning on February 1, 2019. The Jusuf Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Jusuf provides written notice not to renew the Jusuf Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Jusuf Agreement, Mr. Jusuf is entitled to an annual base salary of $282,000 (Mr. Jusuf’s annual base salary prior to the completion of our initial public offering was $189,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Jusuf Agreement without cause upon 30 days’ prior written notice and Mr. Jusuf may resign without cause upon 30 days’ prior written notice. We may also immediately terminate the Jusuf Agreement for cause (as set forth in the Jusuf Agreement). Upon the termination of the Jusuf Agreement for any reason, Mr. Jusuf will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Jusuf is terminated during the term of the employment agreement other than for cause, Mr. Jusuf is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Jusuf Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Jusuf Agreement), Mr. Jusuf shall be entitled to the Jusuf Severance Payment. In addition, the Jusuf Agreement will terminate prior to its scheduled expiration date in the event of Mr. Jusuf’s death or disability.

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The Jusuf Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Jusuf Agreement is governed by Cayman Islands law.

Under Mr. Jusuf’s share option agreement, Mr. Jusuf was granted an option to purchase 150,000 Ordinary Shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Jusuf’s option shall vest as follows (assuming, in each case, that Mr. Jusuf remains employed with us): (a) 50,000 Ordinary Shares vested on December 23, 2020 (the first anniversary of the closing of our initial public offering), (b) 50,000 Ordinary Shares shall vest on December 23, 2021; and (c) 50,000 Ordinary Shares shall vest on December 23, 2022. The share option agreement is governed by Cayman Islands law.

Frank Ingriselli Employment Agreement

On February 27, 2019, our board of directors approved an employment agreement with Frank Ingriselli and we entered into such agreement (which we refer to as the Ingriselli Agreement) with Mr. Ingriselli effective February 1, 2019, under which he serves as our President. We also entered into a share option agreement with Mr. Ingriselli effective as of February 1, 2019. On January 23, 2020, we entered into an amendment to the Ingriselli Agreement (the “Ingriselli Amendment”).

The Ingriselli Agreement had an initial term beginning on February 1, 2019, and expired one (1) year from such date. The Ingriselli Amendment extends the term of Mr. Ingriselli’s employment as the President of the Company for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Ingriselli Agreement. The Ingriselli Agreement is not subject to automatic renewal.

Pursuant to the terms and provisions of the Ingriselli Agreement, as amended by the Ingriselli Amendment, Mr. Ingriselli was entitled to an annual base salary of $150,000 and a $75,000 cash bonus for services rendered during the year ended December 31, 2019. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion. Pursuant to the Ingriselli Amendment, Mr. Ingriselli was also granted 35,000 Ordinary Shares of the Company as an equity incentive award for his continued service as President of the Company. The vesting schedule of these shares is as follows: 18,750 vested on December 19, 2019, 9,375 vested on June 16, 2020, and 9,375 vested on December 19, 2020. The award also includes a 180-day lock-up period from the date of vesting. Participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Ingriselli Agreement, as amended without cause upon 30 days’ prior written notice and Mr. Ingriselli may resign with or without cause upon 30 days’ prior written notice. We may also immediately terminate Ingriselli Agreement, as amended for cause (as set forth in the Ingriselli Agreement). Upon the termination of the Ingriselli Agreement for any reason, Mr. Ingriselli will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Ingriselli is terminated during the term of the employment agreement other than for cause, Mr. Ingriselli is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination. In addition, the Ingriselli Agreement, as amended will terminate prior to its scheduled expiration date in the event of Mr. Ingriselli’s death or disability.

The Ingriselli Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Ingriselli Agreement is governed by Cayman Islands law.

Under Mr. Ingriselli’s share option agreement, Mr. Ingriselli was granted an option to purchase 37,500 Ordinary Shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Ingriselli’s option shall vest as follows (assuming, in each case, that Mr. Ingriselli remains employed with us): (a) 18,750 Ordinary Shares vested on December 19, 2019, (b) 9,375 Ordinary Shares vested on June 20, 2020; and (c) 9,375 Ordinary Shares vested on December 23, 2020. The share option agreement is governed by Cayman Islands law.

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James Jerry Huang Agreement

On February 27, 2019, our board of directors approved an employment agreement and share option agreement with James Jerry Huang and we entered into such agreements (which we refer to as the Huang Agreement) with Mr. Huang effective February 1, 2019, under which he serves as our Chief Investment Officer. We also entered into a share option agreement with Mr. Huang effective as of February 1, 2019.

The Huang Agreement has an initial one year term beginning on February 1, 2019. The Huang Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Huang provides written notice not to renew the Huang Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Huang Agreement, Mr. Huang is entitled to an annual base salary of $240,000 (Mr. Huang’s annual base salary prior to the completion of our initial public offering was $150,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Huang Agreement without cause upon 30 days’ prior written notice and Mr. Huang may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Huang Agreement for cause (as set forth in the Huang Agreement). Upon the termination of the Huang Agreement for any reason, Mr. Huang will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Huang is terminated during the term of the employment agreement other than for cause, Mr. Huang is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Huang Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Huang Agreement), Mr. Huang shall be entitled to the Huang Severance Payment. In addition, the Huang Agreement will terminate prior to its scheduled expiration date in the event of Mr. Huang’s death or disability.

The Huang Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (a) month non-competition and non-solicitation covenant. The Huang Agreement is governed by Cayman Islands law.

Under Mr. Huang’s share option agreement, Mr. Huang was granted an option to purchase 150,000 Ordinary Shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Huang’s option shall vest as follows (assuming, in each case, that Mr. Huang remains employed with us): (a) 50,000 Ordinary Shares shall vested on December 23, 2020 (the first anniversary of the closing of our initial public offering), (b) 50,000 Ordinary Shares shall vest on December 23, 2021; and (c) 50,000 Ordinary Shares shall vest on December 23, 2022. The share option agreement is governed by Cayman Islands law.

Gregory Overholtzer Agreement

On February 27, 2019, our board of directors approved an employment agreement with Gregory Overholtzer and we entered into such agreement (which we refer to as the Overholtzer Agreement) with Mr. Overholtzer effective February 1, 2019, under which he serves as our Chief Financial Officer. On January 29, 2020 the Company and Mr. Overholtzer entered into an amendment to the Overholtzer Agreement (the “Overholtzer Amendment”).

The Overholtzer Agreement had an initial one year term beginning on February 1, 2019. Pursuant to the Overholtzer Amendment, Mr. Overholtzer’s employment term was extended for a two-year term commencing on February 1, 2020 and terminating on January 31, 2022, unless terminated earlier pursuant to the Overholtzer Agreement, as amended. The Overholtzer Agreement, as amended is not subject to automatic renewal.

Pursuant to the terms and provisions of the Overholtzer Agreement, as amended by the Overholtzer Amendement, Mr. Overholtzer was entitled to an annual base salary of $40,000 until the effectiveness of our registration statement in connection with our IPO on December 19, 2019, when his annual base salary increased to $80,000. Cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

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We may terminate the Overholtzer Agreement without cause upon 30 days’ prior written notice and Mr. Overholtzer may resign with or without cause upon 30 days’ prior written notice. We may also immediately terminate Overholtzer Agreement for Cause (as set forth in the Overholtzer Agreement). Upon the termination of the Overholtzer Agreement for any reason, Mr. Overholtzer will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Overholtzer is terminated during the term of the employment agreement other than for cause, Mr. Overholtzer is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination. In addition, the Overholtzer Agreement, as amended will terminate prior to its scheduled expiration date in the event of Mr. Overholtzer’s death or disability.

The Overholtzer Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Overholtzer Agreement is governed by Cayman Islands law.

Chia Hsin “Charlie” Wu Agreement

On February 27, 2019, our board of directors approved an employment agreement with Chia Hsin “Charlie” Wu and we entered into such agreements (which we refer to as the Wu Agreement) with Mr. Wu effective February 1, 2019, under which he serves as our Chief Operating Officer. We also entered into a share option agreement with Mr. Wu effective as of February 1, 2019.

The Wu Agreement has an initial one year term beginning on February 1, 2019. The Wu Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Wu provides written notice not to renew the Wu Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Wu Agreement, Mr. Wu is entitled to an annual base salary of $204,000 following our initial public offering (Mr. Wu’s annual base salary prior to the completion of our initial public offering was $75,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Wu Agreement without cause upon 30 days’ prior written notice and Mr. Wu may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Wu Agreement for cause (as set forth in the Wu Agreement). Upon the termination of the Wu Agreement for any reason, Mr. Wu will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Wu is terminated during the term of the employment agreement other than for cause, Mr. Wu is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Wu Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Wu Agreement), Mr. Wu shall be entitled to the Wu Severance Payment. In addition, the Wu Agreement will terminate prior to its scheduled expiration date in the event of Mr. Wu’s death or disability.

The Wu Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Wu Agreement is governed by Cayman Islands law.

Under Mr. Wu’s share option agreement, Mr. Wu was granted an option to purchase 150,000 Ordinary Shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Wu’s option shall vest as follows (assuming, in each case, that Mr. Wu remains employed with us): (a) 50,000 Ordinary Shares vested on December 23, 2020 (the first anniversary of the closing of our initial public offering), (b) 50,000 Ordinary Shares shall vest on December 23, 2021; and (c) 50,000 Ordinary Shares shall vest on December 23, 2022. The share option agreement is governed by Cayman Islands law.

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Mirza F. Said Agreement

On February 27, 2019, our board of directors approved an employment agreement with Mirza F. Said and we entered into such agreements (which we refer to as the Said Agreement) with Mr. Said effective February 1, 2019, under which he serves as Chief Business Development Officer. We also entered into a share option agreement with Mr. Said effective as of February 1, 2019.

The Said Agreement has an initial one year term beginning on February 1, 2019. The Said Agreement is subject to automatic renewal on a year-to-year renewal basis unless either we or Mr. Said provides written notice not to renew the Said Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Said Agreement, Mr. Said is entitled to an annual base salary of $204,000 following our initial public offering (Mr. Said’s annual base salary prior to the completion of our initial public offering was $135,000), cash bonuses as determined by our board of directors or its designated committee in its sole discretion, participation in our 2018 Omnibus Equity Incentive Plan or similar equity incentive plans, and other employee benefits as approved by our board of directors.

We may terminate the Said Agreement without cause upon 30 days’ prior written notice and Mr. Said may resign without cause upon 30 days’ prior written notice. We may also immediately terminate Said Agreement for cause (as set forth in the Said Agreement). Upon the termination of the Said Agreement for any reason, Mr. Said will be entitled to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Said is terminated during the term of the employment agreement other than for cause, Mr. Said is entitled to, upon delivering to us a general release of our company and its affiliates in a form satisfactory to us, the amount of base salary earned and not paid prior to termination and such severance payments as may be mandated by Indonesian law (presently one month of base salary for every year worked with us) (the “Said Severance Payment”). In the event that such termination is upon a Change of Control (as defined in the Said Agreement), Mr. Said shall be entitled to the Said Severance Payment. In addition, the Said Agreement will terminate prior to its scheduled expiration date in the event of Mr. Said’s death or disability.

The Said Agreement also includes confidentiality and non-disclosure covenants as well as a twelve (12) month non-competition and non-solicitation covenant. The Said Agreement is governed by Cayman Islands law.

Under Mr. Said’s share option agreement, Mr. Said was granted an option to purchase 150,000 Ordinary Shares under our 2018 Omnibus Equity Incentive Plan at an exercise price equal to $11.00 per share. Mr. Said’s option shall vest as follows (assuming, in each case, that Mr. Said remains employed with us): (a) 50,000 Ordinary Shares vested on December 23, 2020 (the first anniversary of the closing of our initial public offering), (b) 50,000 Ordinary Shares shall vest on December 23, 2021; and (c) 50,000 Ordinary Shares shall vest on December 23, 2022. The share option agreement is governed by Cayman Islands law.

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MAJOR SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Ordinary Shares by each person who is known by us to beneficially own more than 5% of our Ordinary Shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Ordinary Shares indicated. Our major shareholders do not have different voting rights than any other holder of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Ordinary Shares over which the individual has sole or shared voting power or investment power as well as any Ordinary Shares that the individual has the right to subscribe for within 60 days of November 19, 2021 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Percentage ownership of our Ordinary Shares in the following table is based on 7,442,955 Ordinary Shares outstanding on November 19, 2021. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Indonesia Energy Corporation Limited., GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Dr. Wirawan Jusuf (1)%	5,322,222	70.30%
Frank C. Ingriselli (2)	35,000	*
Mirza F. Said (3)	100,000	1.323%
James J. Huang (4)	100,000	1.33%
Chia Hsin “Charlie” Wu (5)	100,000	1.33%
Gregory L. Overholtzer	—	—
Mochtar Hussein	—	—
Benny Dharmawan	—	—
Tamba P. Hutapea	—	—
Michel Peterson	—	—
All directors and officers as a group %	5,657,222	72.13%
5% shareholders:
MADERIC Holding Limited (1)%	5,222,222	70.16%
HFO Investment Group Limited (6)%	777,778	10.45%

* Less than 1%.

(1)	Dr. Wirawan Jusuf holds voting and dispositive control over, and thus beneficial ownership of, the Ordinary Shares held by MADERIC Holding Limited. Includes vested options to purchase 100,000 of our Ordinary Shares with an exercise price of $11.00 per share and excludes options to purchase 50,000 Ordinary Shares which vest on the third anniversary of the closing of our initial public offering (assuming, in each case, that Dr. Jusuf is then still employed by us).

(2)	Beneficial ownership consists of 35,000 of the Company’s restricted ordinary shares issued to Frank Ingriselli on February 18, 2021 pursuant to the Ingriselli Agreement, as amended.

(3)	Includes vested options to purchase 100,000 of our Ordinary Shares with an exercise price of $11.00 per share and excludes options to purchase 50,000 Ordinary Shares which vest on December 23, 2022 (assuming that Mr. Said is then still employed by us).

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(4)	Includes vested options to purchase 100,000 of our Ordinary Shares with an exercise price of $11.00 per share, and excludes options to purchase 50,000 Ordinary Shares which vest on December 23, 2022 (assuming that Mr. Huang is then still employed by us).

(5)	Includes vested options to purchase 100,000 of our Ordinary Shares with an exercise price of $11.00 per share, and excludes options to purchase 50,000 Ordinary Shares which vest on December 23, 2022 (assuming that Mr. Wu is then still employed by us).

(6)	Wan-Yu Huang (the adult sister of James J. Huang, our Chief Investment Officer) has voting and dispositive control over the Ordinary Shares held by HFO Investment Group Limited.

Related Party Transactions

The following is a description of transactions since January 1, 2017, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years ended December 31, 2020 and 2019, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Parties	Relationship
Maderic Holding Limited	Shareholder of the Company
HFO Investment Group Limited	Shareholder of the Company
Coalville Holdings Limited	Controlled by Dr. Wirawan Jusuf
Mr. Ignatius Indiarto	Commissioner of GWN, subsidiary of the Company
Mr. Mirza F. Said	Chief Business Development Officer of the Company

The related party transactions during the years ended December 31, 2020, 2019 and 2018 are as follows:

	Years Ended December 31,
	2020	2019	2018
Repayment from a related party
Coalville Holdings Limited	$-	$-	$160,100
Repayment from a related party	$-	$-	$160,100

Loan from a related party
Maderic Holding Limited	$-	$3,800,000	$4,500,000
Repayment to related parties
Maderic Holding Limited	-	(3,800,000)	(2,140,000)
Net loan from related parties	$-	$-	$2,360,000

Shareholder debts converted to capital contribution
Maderic Holding Limited	$-	$-	$21,150,000
HFO Investment Group Limited	-	-	3,150,000
Total shareholder debts converted to capital contribution	$-	$-	$24,300,000

NCI subscription receivables transferred to the Company
Mr. Ignatius Indiarto (HNE)	$-	$-	$7,750
Mr. Mirza F. Said (HNE)	-	-	7,455
Mr. Mirza F. Said (CNE)	-	-	7,750
Total NCI subscription receivables transferred to the Company	$-	$-	$22,955

Vote Required and Board Recommendation

The director nominees for directors who receive the affirmative vote of a majority of the Ordinary Shares entitled to vote thereon which were present at the Annual Meeting and were voted will be elected. The Board recommends a vote FOR election of the director nominees.

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PROPOSAL 2

TO RATIFY THE APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has recommended that the Board select and the Board has selected MarcumBP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. The Audit Committee is directly responsible for appointing the Company’s independent registered public accounting firm. The Audit Committee is not bound by the outcome of this vote. However, if the shareholders do not ratify the selection of MarcumBP as our independent registered public accounting firm for the fiscal year ending December 31, 2021, our Audit Committee intends to reconsider the selection of MarcumBP as our independent registered public accounting firm.

MarcumBP has audited our financial statements for the fiscal year ended December 31, 2020. A representative of MarcumBP is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement if he desires to do so and will be available to answer appropriate questions from shareholders. The following is a summary of fees paid or to be paid to MarcumBP for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by MarcumBP in connection with regulatory filings. The aggregate fees billed by MarcumBP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 20-F and 6-K for the respective periods and other required filings with the SEC for the years ended December 31, 2020 and 2019 totaled $245,000 and $195,000 respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We paid MarcumBP $0 and $79,000 for consultations concerning financial accounting and reporting standards during the year ended December 31, 2020 and 2019, respectively.

Tax Fees. We did not pay MarcumBP for tax planning and tax advice for the years ended December 31, 2020 and 2019.

All Other Fees. We did not pay MarcumBP for other services for the years ended December 31, 2020 and 2019.

Our audit committee has determined that the services provided by MarcumBP are compatible with maintaining the independence of MarcumBP as our independent registered public accounting firm.

Pre-Approval Policy

Our Audit Committee was formed upon the consummation of our initial public offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our Audit Committee, and on a going-forward basis, the Audit Committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

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OTHER MATTERS

GENERAL

We are not aware of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, Indonesia Energy Corporation Limited, c/o GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-39164, and the Company began filing through EDGAR on November 19, 2018.

November 22, 2021		By Order of the Board of Directors

/s/ Dr. Wirawan Jusuf
	Title:	Chairman and Chief Executive Officer

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VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the enevelope we have provided.

VOTE BY EMAIL

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held at 9:00 a.m. Jakarta time on December 16, 2021. (9:00 p.m. EST on December 15, 2021)

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Indonesia Energy Corporation Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

(1) Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Dr. Wirawan Jusuf	02 Mirza F. Said	03 James J. Huang	04 Mochtar Hussein
05 Benny Dharmawan	06 Tamba P. Hutapea	07 Michael L. Peterson	

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

NOTE: Such other business as may properly come before the meeting and any adjournment thereof.

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

INDONESIA ENERGY CORPORATION LIMITED

Annual Meeting of Shareholders

December 16, 2021

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders

To Be Held on December 16, 2021

The Proxy Statement and the Annual Report is available at

https://www.irdirect.net/INDO/sec_filings

INDONESIA ENERGY CORPORATION LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dr. Wirawan Jusuf as proxy with full power of substitution to vote all the ordinary shares which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders to be held on December 16, 2021, at 9:00 a.m. Jakarta time at the Company’s principal executive offices, located at GIESMART PLAZA 7th Floor, Jl. Raya Pasar Minggu No. 17A, Pancoran – Jakarta 12780 Indonesia, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Annual Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the election of the listed nominees as directors, FOR Proposal 2, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 16, 2021 at 9:00 a.m. Jakarta time. ☐

(Continued and to be signed on Reverse Side)